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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12B-25

                                                         SEC File Number: 0-9539
                                                       CUSIP Number: 812207 20 7

                          NOTIFICATION OF LATE FILING


/ / Form 10-K  / / Form 11-K   / / Form 20-F   /X/ Form 10-Q   / / Form N-SAR

For Period Ended: December 31, 1995

/ /     Transition Report on Form 10-K
/ /     Transition Report on Form 20-F
/ /     Transition Report on Form 11-K
/ /     Transition Report on Form 10-Q
/ /     Transition Report on Form N-SAR

For the Transition Period Ended:______________________________

         If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:________________________

________________________________________________________________________________





________________________________________________________________________________

PART I - REGISTRANT INFORMATION
________________________________________________________________________________


         Full Name of registrant: Search Capital Group, Inc.

         Former Name if Applicable: N/A

         Address of Principal Executive Office (Street and Number)

                          Search Capital Group, Inc.
                          700 North Pearl Street, Suite 400
                          North Tower, Lock Box 401





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PART II -RULES 12B-25(B) AND (C)

________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

/ /        (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/        (b)   The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/ /        (c)   The accountant's statement or other exhibit required by Rule
                 12B-25(c) has been attached if applicable.



________________________________________________________________________________

PART III -NARRATIVE
________________________________________________________________________________


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The Registrant has been working diligently in responding to comments from the Commission related to the Registrant's Annual Report on Form 10-K and the Registrant's Revised Preliminary Schedule 14A. The Registrant is currently revising its Annual Report on Form 10-K based upon these comments from the Commission. These same revisions must also be reflected in the Registrant's Quarterly Report on Form 10-Q, however, will not be completed by the prescribed due date for filing of February 14, 1996.


________________________________________________________________________________

PART IV -OTHER INFORMATION
________________________________________________________________________________


(1) Name and telephone number of person to contact in regard to this notification:

                 Robert D. Idzi            (214)          965-6000
                 _______________________________________________________________




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                    (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

                                                         /X/ Yes    / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                         /X/ Yes    / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         Search Capital Group, Inc.
                         --------------------------
                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:        February 14, 1996                By:   Search Capital Group, Inc.

                                              By:    /s/  Robert D. Idzi
                                                     ------------------------
                                              Name:  Robert D. Idzi
                                                     ------------------------
                                              Title: Chief Financial Officer
                                                     ------------------------



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                           ATTACHMENT TO FORM 12b-25


Part IV (3)

    The Registrant had a net change in results from operations from a net loss of $8,362,000 for the quarter ended December 31, 1994 to a net loss of approximately $8,488,000 for the quarter ended December 31, 1995, which resulted in an increase loss of approximately $126,000. The Registrant had no other material changes between periods.


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